Special Meeting of Shareholders

of

KIRKLAND LAKE GOLD LTD.
(the "Company")

January 28, 2020

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of
National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

In accordance with section 11.3 of NI 51-102 and following the special meeting of shareholders of the Company held on January 28, 2020 (the "Meeting"), we hereby advise of the following voting results as tabulated. The matter considered at the Meeting is described in greater detail in the management information circular of the Company dated December 20, 2019 (the "Circular"), which is available under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Total shares issued and outstanding at record date (December 16, 2019)	-	209,624,480
Total shares represented at the Meeting in person and by proxy	-	155,221,082
Percentage of total shares represented at the Meeting	-	74.05%

Kirkland Shareholder Resolution

Based on proxies received and a vote conducted by ballot at the Meeting, the ordinary resolution (the "Kirkland Shareholder Resolution"), the full text of which is included as Appendix A to the Circular, authorizing the issuance by the Company of up to 77,407,217 common shares of the Company as consideration in connection with the proposed acquisition by the Company of all of the issued and outstanding common shares of Detour Gold Corporation, was approved by the shareholders of the Company. The Kirkland Shareholder Resolution received the following results at the Meeting:

Approval Matter	Votes cast FOR	% of votes cast FOR	Votes cast AGAINST	% of votes cast AGAINST
Kirkland Shareholder Resolution	153,551,839	98.995%	1,559,470	1.005%